E.B.

19005601

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

N

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48568

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legacy Capital Fund, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

433 Metairie Rd., Suite 405
(No. and Street)

Metairie	LA	70005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, APAC
(Name – *if individual, state last, first, middle name*)

5100 Village Walk	Covington	LA	70433
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Charles D. Porter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legacy Capital Fund, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

Jeffrey Briscoe Bar No: 34443

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEGACY CAPITAL FUND, INC.

Audits of Financial Statements

December 31, 2018 and 2017

Contents

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Legacy Capital Fund, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Legacy Capital Fund, Inc. (the Company) as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for each of the two years in the period ended December 31, 2018, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Legacy Capital Fund, Inc. in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in Schedules I, II, III, and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audits of Legacy Capital Fund, Inc.'s financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

LaPorte

A Professional Accounting Corporation

We have served as the Company's auditor since 2000.

Covington, LA
February 16, 2019

LEGACY CAPITAL FUND, INC.
Statements of Financial Condition
December 31, 2018 and 2017

	2018	2017
Assets		
Cash	$ 32,449	$ 11,943
Total Assets	$ 32,449	$ 11,943
Liabilities and Stockholders' Equity		
Liabilities		
Commitments and Contingent Liabilities	$ -	$ -
Stockholders' Equity		
Common Stock - No Par Value		
1,000 Shares Authorized, Issued, and Outstanding	8,800	8,800
Retained Earnings	23,649	3,143
Total Stockholders' Equity	32,449	11,943
Total Liabilities and Stockholders' Equity	$ 32,449	$ 11,943

The accompanying notes are an integral part of these financial statements.

LEGACY CAPITAL FUND, INC.
Statements of Operations
For the Years Ended December 31, 2018 and 2017

		2018		2017
Revenues				
Investment Banking	$	1,085,000	$	-
Interest Income		-		-
Total Revenues	$	1,085,000	$	-
Expenses				
Management Fee	$	500,166	$	-
Fees		14,328		8,094
Total Expenses	$	514,494	$	8,094
Net Income (Loss)	$	570,506	$	(8,094)

The accompanying notes are an integral part of these financial statements.

LEGACY CAPITAL FUND, INC.
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2018 and 2017

	Common Stock	Retained Earnings	Total
Balance - December 31, 2016	$ 8,800	$ 11,237	$ 20,037
Net Loss for the Year 2017	-	(8,094)	(8,094)
Stockholder Distributions	-	-	-
Balance - December 31, 2017	$ 8,800	$ 3,143	$ 11,943
Net Income for the Year 2018	-	570,506	570,506
Stockholder Distributions	-	(550,000)	(550,000)
	$ 8,800	$ 23,649	$ 32,449

The accompanying notes are an integral part of these financial statements.

LEGACY CAPITAL FUND, INC.
Statements of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Years Ended December 31, 2018 and 2017

	2018	2017
Subordinated Liabilities - Beginning of Year	$ -	$ -
Increases	-	-
Decreases	-	-
Subordinated Liabilities - End of Year	$ -	$ -

The accompanying notes are an integral part of these financial statements.

LEGACY CAPITAL FUND, INC.
Statements of Cash Flows
For the Years Ended December 31, 2018 and 2017

		2018		2017
Cash Flows from Operating Activities				
Net Income (Loss)	$	570,506	$	(8,094)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities				
Net Cash Provided by (Used In) Operating Activities		570,506		(8,094)
Cash Flows from Financing Activities				
Capital Contribution		-		-
Cash Distributions Paid		(550,000)		-
Net Cash Used In Financing Activities		(550,000)		-
Net Increase (Decrease) in Cash and Cash Equivalents		20,506		(8,094)
Cash and Cash Equivalents, Beginning of Year		11,943		20,037
Cash and Cash Equivalents, End of Year	$	32,449	$	11,943

The accompanying notes are an integral part of these financial statements.

Note 1.Summary of Significant Accounting Policies

Business of the Company
Legacy Capital Fund, Inc. (the Company) is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, specializing in merger and acquisition transactions.

Income Taxes
The Company is an S Corporation for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its stockholders.

Revenue Recognition
Investment banking fees are recorded on the settlement date basis.

Investment Securities
Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. This standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. In addition, the ASU provides guidance on accounting for certain revenue-related costs including when to capitalize costs associated with obtaining and fulfilling a contract. ASU 2014-09 provides companies with two implementation methods. Companies can choose to apply the standard retrospectively to each prior reporting period presented (full retrospective application) or retrospectively with the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings of the annual reporting period that includes the date of initial application (modified retrospective application). This guidance is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The FASB deferred the effective date by one year to December 15, 2017 for annual reporting periods beginning after that date. On January 1, 2018 we adopted this standard which no material impact on our revenue recognition practices. Substantially all of our revenue is generated from success fees associated with the closing of a merger or acquisition transaction, and revenue is recognized on the closing date

as our performance obligation would be complete. The revenue components that are not primarily associated with the closing of a merger or acquisition transaction were not impacted by the adoption of the new standard.

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). The guidance affects the accounting for leases and provides for a lessee model that brings substantially all leases that are longer than one year onto the balance sheet, which will result in the recognition of a right of use asset and a corresponding lease liability. This ASU is effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company does not have any lease agreements, so we do not expect an effect on our financial statements. In August Statement 2016, the FASB issued ASU No. 2016-15, Classification of Certain Cash Receipts and Cash Payments ("ASU 2016-15"). The guidance adds or clarifies guidance on the classification certain cash receipts and payments in the statement of cash flows. In November 2016, the FASB issued ASU No. 2016-18, Restricted Cash ("ASU 2016-18"), which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. We adopted both ASUs in the first quarter of fiscal 2018. The adoption of ASU 2016-15 did not have a material impact on our Consolidated Statements of Cash Flows.

Note 2. Related Party Transactions

The Company was under the management of Legacy Capital, LLC, a company under common ownership, for 2018 and 2017. Management, professional, and other fees paid to Legacy Capital, LLC for the years ended December 31, 2018 and 2017, totaled $500,166 and $0, respectively.

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $32,449, which was $27,449 in excess of its required net capital of $5,000. At December 31, 2017, the Company had net capital of $11,943, which was $6,943 in excess of its required net capital of $5,000. The Company's Aggregate Indebtedness to Net Capital ratio was 0 to 1 at December 31, 2018 and 2017.

Note 4. Income Taxes

The Company complies with the provisions of the *Accounting for Uncertainty in Income Taxes* Topic of the Financial Accounting Standards Board Accounting Standards Codification, which clarifies the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2018 or 2017.

Note 5. Subsequent Events

Management has evaluated subsequent events through the date that the financial statements were available to be issued, February 16, 2019, and determined that no events occurred that require disclosure. No subsequent events occurring after this date have been evaluated for inclusion in these financial statements.

LEGACY CAPITAL FUND, INC.
Supplementary Information

Schedule I
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
For the Years Ended December 31, 2018 and 2017

	2018	2017
Net Capital		
Total Stockholders' Equity	$ 32,449	$ 11,943
Deductions and/or Charges	-	-
Net Capital Before Haircuts on Securities Positions	$ 32,449	11,943
Haircuts on Securities	-	-
Net Capital	$ 32,449	$ 11,943
Aggregate Indebtedness	$ -	$ -
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required	$ 5,000	$ 5,000
Excess of Net Capital	$ 27,449	$ 6,943
Excess Net Capital at 1000%	$ 32,449	$ 11,943
Ratio: Aggregate Indebtedness to Net Capital	0 to 1	0 to 1
Reconciliation with Company's Computation		
(Included in Part II of Form X-17A-5 as of December 31)		
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$ 32,449	$ 11,943
Net Capital Per Above	$ 32,449	$ 11,943

LEGACY CAPITAL FUND, INC.
Supplementary Information

Schedule II
Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

Legacy Capital Fund, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Legacy Capital Fund, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the years ended December 31, 2018 and 2017, Legacy Capital Fund, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

Schedule III
Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

Legacy Capital Fund, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Legacy Capital Fund, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the years ended December 31, 2018 and 2017, Legacy Capital Fund, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

Legacy Capital Fund, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Legacy Capital Fund, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the years ended December 31, 2018 and 2017, Legacy Capital Fund, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

Legacy Capital Fund, Inc.
433 Metairie Road, Suite 405
Metairie, Louisiana
70005

Legacy Capital Fund, Inc. Exemption Report
For the Year Ended December 31, 2018

In accordance with the requirements of SEC Rule 17a-5(d)(4)(i)-(iii), I, Charles D. Porter, certify and attest, to the best of my knowledge and belief that the following statements are true and correct with regard to Legacy Capital Fund, Inc. ("Legacy"):

1. Legacy claimed an exemption from Rule 15c3-3 under provision 15c3-3(k)(2)(i) throughout the most recent fiscal year, in that it is a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Legacy";

2. Legacy met the above exemptive provisions throughout the most fiscal year without exception.

Charles D. Porter

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Review Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Legacy Capital Fund, Inc.

We have reviewed management's statements, included in the accompanying Legacy Capital Fund, Inc. Exemption Report, in which (a) Legacy Capital Fund, Inc. identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Legacy Capital Fund, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(i) (the exemption provisions) and (b) Legacy Capital Fund, Inc. stated that Legacy Capital Fund, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Legacy Capital Fund, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Legacy Capital Fund, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 16, 2019

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Stockholders and Board of Directors
Legacy Capital Fund, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Legacy Capital Fund, Inc. (the Company) and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2018, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2018, as applicable, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 16, 2019